SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2019

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

(the “Company”)

Extract of the Minutes of the Meeting of the Board of Directors of Ambev S.A.

held on September 18th, 2019, drawn up in summary form

1.           Date, Time and Venue. On September 18th, 2019, starting at 4:00 p.m., at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 4th floor.

2.           Call and Attendance. Call notice duly made pursuant to the Company’s bylaws. Meeting with attendance of Messrs. Victorio Carlos De Marchi and Carlos Alves de Brito, copresidents, and Messrs. Milton Seligman, Roberto Moses Thompson Motta, José Heitor Attilio Gracioso, Vicente Falconi Campos, Luis Felipe Pedreira Dutra Leite, Nelson José Jamel, Antonio Carlos Augusto Ribeiro Bonchristiano, Cecília Sicupira and Marcos de Barros Lisboa.

3.            Board. Chairman: Victorio Carlos De Marchi; Secretary: Letícia Rudge Barbosa Kina.

4.           Resolutions. It was unanimously and unrestrictedly resolved by the Directors:

4.1.           Option Plan and Capital Increases. In accordance with the issuance flow of new shares to be delivered to the beneficiaries of the Company's stock option programs exercising their respective options, approved by the Board of Directors at a meeting held on March 25, 2019, verify the following capital increases detailed on Exhibit I, within the authorized capital limit, as provided for on article 6 of the Company's bylaws and pursuant to article 166, item III, of Law 6,404/76, and to determine the Company's Board of Executive Officers to promote the registration of the capital increases with the Board Trade, in compliance with the provisions of article 166, paragraph 1, of Law 6,404/76.

In view of the exercise of options between 08/17/2019 and 09/12/ 2019 (inclusive), as detailed on Exhibit I, it was issued 4,089,223 new common shares for the total issue price of R$ 52,280,109.39, with the capital stock increasing from R$ 57,811,506,310.12 to R$57,863,786,419.51. The capital stock is now divided into 15,733,284,254 registered common shares, with no par value.

The new issued shares shall participate under equal conditions with the other shares of all the benefits and advantages that may be declared as of the date hereof.

5.            Closure. With no further matters to be discussed, these Minutes hereof were drawn up and duly executed.

São Paulo, September 18th, 2019.

/s/ Victorio Carlos De Marchi	/s/ Carlos Alves de Brito
/s/ Milton Seligman	/s/ Marcos de Barros Lisboa
/s/ José Heitor Attilio Gracioso	/s/ Roberto Moses Thompson Motta
/s/ Luis Felipe Pedreira Dutra Leite	/s/ Vicente Falconi Campos
/s/ Nelson José Jamel	/s/ Antonio Carlos Augusto Ribeiro Bonchristiano
/s/ Cecília Sicupira	/s/ Letícia Rudge Barbosa Kina Secretary

Exhibit I

Date	Stock Option Program*	No. Issued Shares	Capital Increase (R$)	Capital Stock Before (R$)	Capital Stock Later (R$)	No. Shares Before	No. Shares Later
August 19,2019	2009.2 (07/30/2009)	61,875	713,396.52	57,811,506,310.12	57,812,219,706.64	15,729,195,031	15,729,256,906
August 21,2019	2009.2 (07/30/2009)	89,730	1,204,176.60	57,812,219,706.64	57,813,423,883.24	15,729,256,906	15,729,346,636
August 23,2019	2009.2 (07/30/2009)	68,625	367,802.55	57,813,423,883.24	57,813,791,685.79	15,729,346,636	15,729,415,261
August 23,2019	2009.2 (07/30/2009)	49,060	574,492.60	57,813,791,685.79	57,814,366,178.39	15,729,415,261	15,729,464,321
August 23,2019	2009.2 (07/30/2009)	53,350	193,876.68	57,814,366,178.39	57,814,560,055.07	15,729,464,321	15,729,517,671
August 26,2019	2009.2 (07/30/2009)	82,350	441,363.06	57,814,560,055.07	57,815,001,418.13	15,729,517,671	15,729,600,021
August 27,2019	2009.2 (07/30/2009)	142,925	766,020.83	57,815,001,418.13	57,815,767,438.96	15,729,600,021	15,729,742,946
August 27,2019	2010.1 (03/01/2010)	111,200	773,818.56	57,815,767,438.96	57,816,541,257.52	15,729,742,946	15,729,854,146
August 27,2019	2010.3 (11/29/2010)	75,325	705,011.87	57,816,541,257.52	57,817,246,269.39	15,729,854,146	15,729,929,471
August 27,2019	2009.2 (07/30/2009)	102,175	1,196,469.25	57,817,246,269.39	57,818,442,738.64	15,729,929,471	15,730,031,646
August 27,2019	2010.1 (03/01/2010)	84,995	995,291.45	57,818,442,738.64	57,819,438,030.09	15,730,031,646	15,730,116,641
August 27,2019	2011.2 (11/25/2011)	63,470	759,862.84	57,819,438,030.09	57,820,197,892.93	15,730,116,641	15,730,180,111
August 27,2019	2009.2 (07/30/2009)	63,825	27,858.34	57,820,197,892.93	57,820,225,751.27	15,730,180,111	15,730,243,936
August 28,2019	2009.2 (07/30/2009)	58,345	509,001.78	57,820,225,751.27	57,820,734,753.05	15,730,243,936	15,730,302,281
August 28,2019	2009.2 (07/30/2009)	1,921,600	22,862,256.22	57,820,734,753.05	57,843,597,009.27	15,730,302,281	15,732,223,881
August 30,2019	2019.4 (07/29/2019)	977,696	19,358,380.80	57,843,597,009.27	57,862,955,390.07	15,732,223,881	15,733,201,577
August 30,2019	2010.1 (03/01/2010)	22,075	49,910.69	57,862,955,390.07	57,863,005,300.76	15,733,201,577	15,733,223,652
September 12, 2019	2012.2 (11/12/2012)	23,300	400,713.40	57,863,005,300.76	57,863,406,014.16	15,733,223,652	15,733,246,952
September 12, 2019	2013.2 (12/02/2013)	19,352	339,821.12	57,863,406,014.16	57,863,745,835.28	15,733,246,952	15,733,266,304
September 12, 2019	2010.1 (03/01/2010)	17,950	40,584.23	57,863,745,835.28	57,863,786,419.51	15,733,266,304	15,733,284,254
		4,089,223	**52,280,109.39**

* The Company's stock option programs indicated herein were approved at the Board of Directors meetings held on the dates specified in the table above. The 2009.2, 2010.1, 2010.3, 2011.2 and 2012.2 programs were granted by Companhia de Bebidas das Américas - AmBev and received by the Company under the “Migration Program”, approved by the Board of Directors on July 31, 2013, under the Plan Stock Option Plan, approved at the Extraordinary General Meeting held on July 30, 2013 (“Stock Option Plan”). The 2013.2 and 2019.4 programs were approved by the Board of Directors under the Stock Option Plan.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 18, 2019

AMBEV S.A.

By:	/s/ Fernando Mommensohn Tennenbaum
Fernando Mommensohn Tennenbaum Chief Financial and Investor Relations Officer